FIRST AMENDMENT TO BYLAWS
OF
IZEA WORLDWIDE, INC.

This First Amendment (the "Amendment"), to the Bylaws of IZEA Worldwide, Inc., a Nevada corporation (the "Corporation"), shall be, and hereby is, adopted and effective upon the unanimous written consent of the Board of Directors of the Corporation (the "Board"), approving this Amendment.

WHEREAS, the Corporation has adopted those certain Bylaws of IZEA Worldwide, Inc., dated November 23, 2011 (the "Bylaws");

WHEREAS, the Corporation and the Board desire to amend the Bylaws to decrease the quorum for meetings of the stockholders from a "majority of the outstanding shares of stock," as presently required pursuant to the Bylaws, to thirty-three and one-third percent (33 1/3%) of the outstanding shares of stock; and

WHEREAS, Article VI of the Bylaws and Section 78.120 of the Nevada Revised Statutes permit the Board to amend the Bylaws, without further approval of the stockholders of the Corporation.

NOW THEREFORE, pursuant to Chapter 78 of the Nevada Revised Statutes and the terms of the Bylaws, the Bylaws shall be amended as follows:

1. Article I, Section 7 of the Bylaws shall be amended and restated in its entirety to read as follows:

"QUORUM. Except as the Nevada Private Corporations Law may otherwise provide, the holders of a thirty-three and one-third percent (33 1/3%) of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum."

2. Except as modified by this Amendment, (a) the Bylaws and all the terms thereof are hereby ratified, confirmed and approved in all respects, and (b) the Bylaws shall, and hereby do, remain unchanged and in full force and effect. Should any provision of the Bylaws conflict with the terms of this Amendment, the terms of this Amendment shall govern and the Bylaws shall be revised and interpreted accordingly to give full force and effect to the terms of this Amendment. Except as expressly set forth above, no amendment to the Bylaws is affected or contemplated hereby. Any capitalized terms not expressly defined herein shall have the meaning of such terms as set forth in the Bylaws.

The undersigned, being the duly appointed Secretary of IZEA Worldwide, Inc., a Nevada corporation, does hereby certify that the foregoing First Amendment to Bylaws of IZEA Worldwide, Inc., is a true and correct copy of the First Amendment to Bylaws of IZEA Worldwide, Inc., as adopted by the Board of Directors of the Corporation by unanimous written consent on September 26, 2022.

By: *Sandra Carbone*

Print: Sandra Carbone

Title: Secretary